FOR IMMEDIATE RELEASE	August 2, 2013

Micromem Technologies Announces Second Oil Company to Evaluate MAST's Nanoparticles Tracers for Secondary Oil Recovery Operation

Toronto, New York, August 2, 2013: Micromem Technologies Inc. (the “Company”) (CNSX: MRM,OTCBB: MMTIF) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), is pleased to announce that a second, American based, oil company has awarded MAST a USD $4,000,000. contract to evaluate our nanoparticles as a potential tracer element in their secondary oil recovery operations. Under the agreement, MAST will develop and deliver a client specific, proof of concept.

MAST developed unique magnetic nanoparticles with functionalized surface chemistry that can be customized to meet specific client objectives. These nanoparticles are used in conjunction with a patented detection platform that has been validated to detect 20 nm particles in a production oil stream at concentrations less than 1 part per billion.

Steve Van Fleet, President of MAST, says, “This combination of client specific nanoparticles and our sensor platform represents an effective means, via particle introduction into injection wells around a production well, of assessing the morphology of an oil/gas production field. If this approach is successful, the process of evaluating the condition of operating oil/gas fields will be accelerated considerably when compared to conventional tracer methodologies”

Joseph Fuda, CEO of Micromem, says, “To have Micromem working with two independent world renowned companies, to deliver a product that is industry changing is a great accomplishment for Micromem and is a clear demonstration of the added value that our technology can provide. The fact that this is our second major client in the natural resources exploration/production industry is a clear indication that we are on track with our nanoparticle-based product development.”

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
               CNSX - Symbol: MRM
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SEC File No: 0-26005
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